

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co. Ltd.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re: Green Planet Bioengineering Co. Ltd.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 7, 2011**
> **File No. 000-52622**

Dear Mr. Zhao:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter by revising your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. On page 4, you disclose that as a result of the election by ONE Bio to exercise the Option, on the closing of the transaction contemplated by the Option Agreement, all of the issued and outstanding shares of capital stock of Elevated Throne, which constitutes substantially all of the assets owned by Green Planet, will be transferred to ONE Bio and Elevated Throne will become a 100% owned subsidiary of ONE Bio. Accordingly, pursuant to Item 1 of Schedule 14C, please expand your disclosure to provide the information required by Item 14 of Schedule 14A, including the relevant transaction and business disclosure, historical financial statements and pro forma financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell at 202-551-3873, Jennifer Riegel at 202-551-3575 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jerold N. Siegan, Esq.
        Arnstein & Lehr LLP
        120S Riverside Plaza, 12th Floor
        Chicago, IL 60606